450 Wireless Blvd. Hauppauge, New York 11788

Jennifer Farrell

Direct Telephone: (631) 470-2663

Fax: (631) 470-2701

E-mail :jenniferf@geminifund.com

February 7, 2008

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information  & Consumer Service

 RE:  AdvisorOne Funds

  File Nos. 333-20635; 811-08037

Dear Sir or Madam:

Enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please find an extension of the current fidelity bond policy for the above referenced investment company. Please be advised that an additional premium of $346 has been paid for the extension period of February 1, 2008 to March 1, 2008.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (631) 470-2663.

Very truly yours,

Jennifer Farrell

Encl.

Theodore Liftman Insurance, Inc.
FINANCIAL INSURANCE
Liftman Insurance Agency Co. (NC, TX)
Liftman Insurance Agency (NY, CA)
Theodore Liftman (IA)
101 Federal Street, 22nd Floor, Boston, MA 02110
Tel 617-439-9595 • Fax 617-439-3099

INVOICE

CLIENT	AdvisorOne Funds 3299
DATE	02/01/2008
CLIENT SERVICE	Theodore Liftman Ins Andrew Fotopulos
PAGE	1 of 1

Gemini Fund Services, Inc.
Ms. Rose Anne Casaburri
450 Wireless Boulevard
Hauppauge, NY 11788

PAYMENT INFORMATION	
INVOICE SUMMARY	346.00
PAYMENT AMOUNT	
PAYMENT FOR: FS 554-45-51-02	Invoice #33144

Thank You

PLEASE DETACH AND RETURN WITH YOUR PAYMENT

Client: AdvisorOne Funds

INVOICE	EFFECTIVE	TRANSACTION	DESCRIPTION	AMOUNT
33144	02/01/2008	Policy change	Policy #FS 554-45-51-02 02/01/2007-02/01/2008 Great American Insurance Co Mutual Fund Bond - Extension to 3/1/2008.	346.00

PREMIUMS ARE DUE ON THE POLICY EFFECTIVE DATE
PAYMENTS MUST BE IN U.S. FUNDS DRAWN ON A U.S. BANK

TOTAL
346.00

Thank You

Theodore Liftman Insurance, Inc. (617)439-9595	DATE 02/01/2008

www.liftman.com

01/31/2008 17:21 FAX 212 5134015 GREAT AMERICAN INS → TED LIFTMAN 001

GREAT AMERICAN
INSURANCE GROUP

FIDELITY/CRIME DIVISION

George E. Pierce, Jr.
Vice President

Mr. Andrew J. Fotopulos
Executive Vice President
Theodore Liftman Insurance, Inc.
101 Federal Street
Boston, Massachusetts 02110
VIA FAX (617) 439-3099

January 31, 2008

RE: ***Extension Binder-Investment Company Bond***
Named Insured: ***AdvisorOne Funds***
Great American Insurance Company Bond No.: **FS 554-45-51-03**

Dear Andy,

In accordance with your recent instructions, please be advised that we have bound an extension of the current program effective at **12:01 a.m. on February 1, 2008** to **12:01 a.m. on March 1, 2008** as follows:

Standard Great American Investment Company Bond

Insuring Agreement:	**Limit:**	**Deductible:**
Fidelity	$3,000,000	$0
On Premises	$3,000,000	$5,000
In Transit	$3,000,000	$5,000
Forgery or Alteration	$3,000,000	$5,000
Securities	$3,000,000	$5,000
Counterfeit Currency	$3,000,000	$5,000
Computer Systems w/ Voice	$3,000,000	$5,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Audit Expense	$100,000	$5,000
Telefacsimile Transmissions	$3,000,000	$5,000
Automated Phone Systems	$3,000,000	$5,000

Additional Premium: **$346 (prorated from $4,383 annual)**

40 Rector Street, 15th Floor, New York, NY 10006-1778
www.CrimeInsurance.com
Member of American Financial Group

01/31/2008 17:21 FAX 212 5134015 GREAT AMERICAN INS → TED LIFTMAN 002

The above Bond program will continue to include all current Riders and Coverage Enhancements.

*** Coverage will continue on an Each and Every Loss basis.

We sincerely thank you for extending coverage with us. A statement noting premium due will be forwarded to your office shortly along with a copy of the Bond. If you should need anything further please let me know.

Please also visit us on the INTERNET @ **CrimeInsurance.com**

** I have attached our "***Terrorism Disclosure Notice.***"

Best regards,

George E. Pierce, Jr.
(212) 513-4014
(212) 513-4015 (fax)

cc: J. Douglas
C. Martin

Attachment

CERTIFICATION OF SECRETARY

I, Brian Nielson, being duly appointed Secretary of AdvisorOne Funds, a Delaware statutory trust, duly certify and attest that, at a Board of Trustees meeting held on December 18, 2007, the following resolution was adopted:

RESOLVED, that the Officers of the Funds, be, and they hereby are, authorized to take actions necessary to obtain a Fidelity Bond and a D&O/E&O policy for the Funds, subject to ratification by the Board of Trustees at its next regular meeting.

IN WITNESS WHEREOF, I have executed my name as Secretary this 7th day of February 2008.

_/s/ Brian Nielsen____________________

Brian Nielsen

Secretary